Filed pursuant to Rule 424(b)(3)

File No. 333-214881

UNITED STATES 3X SHORT OIL FUND

Supplement No. 3 dated November 20, 2019

to

Prospectus dated May 1, 2019

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of the United States 3x Short Oil Fund (“USOD”) dated May 1, 2019 as amended or supplemented from time to time, including by that certain Supplement No. 1 dated September 18, 2019 and that certain Supplement No. 2 dated October 8, 2019. USOD is a series of the USCF Funds Trust (the “Trust”). Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus. You should read this supplement together with the Prospectus and keep it with your Prospectus for future reference.

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The board of directors of United States Commodity Funds LLC, the sponsor of the Trust and its series, including USOD, has determined that USOD could not continue its business and operations in an economically efficient manner due to USOD’s inability to attract sufficient assets, thereby hindering its ability to operate efficiently.

As a result, as of the close of regular trading on the NYSE Arca, Inc. (“NYSE Arca”), on December 12, 2019, USOD will cease accepting orders for Creation Baskets and Redemption Baskets from authorized participants. Trading in the shares of USOD on the NYSE Arca will be suspended prior to the open of the market on December 13, 2019, and beginning on that date, there can be no assurance that there will be a market for the shares.

Shareholders may sell their holdings before December 12, 2019 and customary brokerage charges may apply to such transactions.

On or about December 12, 2019, USOD will begin the process of liquidating its portfolio. As a result, USOD will increase its cash holdings and will no longer be managed in accordance with its investment objective.

The liquidation date for USOD will be December 18, 2019 and the proceeds of the liquidation are scheduled to be sent to all remaining shareholders on or about December 19, 2019. The Trust will file a post-effective amendment to the registration statement on behalf of USOD to terminate the offering of registered and unsold shares of USOD.

For U.S. federal income tax purposes, these distributions to USOD’s shareholders will be treated as liquidating distributions and USOD’s shareholders will recognize gain or loss based on the difference between the amount of cash received as part of the liquidating distribution and their adjusted basis in their shares (taking into account all allocations of income, gain, loss, or deduction for the year of liquidation). Items of income, gain, loss, or deduction recognized as a result of the liquidation of USOD’s portfolio will be allocated for U.S. federal tax purposes to the USOD shareholders. Any other items of income, gain, loss, or deduction not attributable to the liquidation of USOD’s portfolio will be allocated for U.S. federal income tax purposes in accordance with USOD’s general allocation conventions. For further information concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of shares, please review the section titled “U.S. Federal Income Tax Considerations” in the Prospectus. In addition, USOD shareholders are encouraged to consult their own tax advisors concerning the impact of the liquidation of USOD in light of their own unique circumstances.